SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of Subject Company)
STATS ChipPAC Ltd.
(Name of Persons Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
(CUSIP Number of Class of Securities)
Janet T. Taylor
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824 7629
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copy to:
John M. Newell
Michael W. Sturrock
Latham & Watkins LLP
80 Raffles Place
#14-20 UOB Plaza 2
Singapore 048624
(65) 6536-1161
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

7 March 2007
Letter to employees of STATS ChipPAC
Dear Colleagues,
Take-over Offer by Temasek Holdings
As you may have heard from the news on March 1st, Temasek Holdings through its wholly owned subsidiary, Singapore Technologies Semiconductors, has offered to buy all of STATS ChipPAC’s outstanding shares which it does not already own. While we are considering the offer, we would like to reassure you that business will continue as usual. It is important for us to keep our focus on the market, continue to listen to our customers and maintain our service and quality levels during this period. If you are approached by the media or members of the public about the offer, please refer them to Tham Kah Locke. We will provide further updates on the offer process from time to time as appropriate.
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, and they jointly and severally accept responsibility accordingly.
Additional Information
In connection with the proposed tender offer referred to in this communication for the outstanding shares of STATS ChipPAC Ltd., we expect in due course to issue a circular containing the recommendation of the independent financial adviser to the directors of the Company who are considered independent for the purposes of the offer and to file a solicitation/recommendation statement with the Securities and Exchange Commission (SEC). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer. Copies of the circular/solicitation/recommendation statement will be available free of charge at the SEC’s website at www.sec.gov, at the SGX-ST website at www.sgx.com or at our website at www.statschippac.com.
Yours sincerely,
/s/ Tan Lay Koon
Tan Lay Koon
President and CEO

OUR VISION To be the premier packaging, test and back end supply chain solutions provider delivering best in class service in our chosen markets.	● STATS ChipPAC Ltd. 10 Ang Mo Kio Street 65 Techpoint #05-17/20 Singapore 569059 Main: (65) 6824 7777 Fax: (65) 6822 7822 www.statschippac.com Registration Number 199407932D